Exhibit 99.1

13 November 2002

CABLE AND WIRELESS PLC

RESULTS FOR THE HALF YEAR ENDED 30 SEPTEMBER 2002

Group revenue	£2,358	m
EBITDA before exceptional operating costs	£172	m
Loss before tax, exceptional items and goodwill amortisation	£(107	)m
Loss per share before exceptional items and goodwill amortisation	(9.3	)p
Exceptional items and goodwill amortisation	£(4,322	)m
Net cash balance	£2,216	m
Interim dividend per share	1.6	p

•	Trading results in line with the September 2002 trading update
•	Update on review of Cable & Wireless Global announced today (see separate announcement)

C&W Global
•	Continuing tough trading conditions impacting revenues, particularly in Service Providers
•	Continued growth in Enterprise customer revenues
•	Management action to reduce costs and capex
•	Exit from loss-making US retail voice and data business substantially complete

C&W Regional
•	Sound performance from C&W Regional
•	Constant currency revenue growth of 6 percent and an EBITDA margin of 41 percent
•	Growth in domestic, mobile, IP and data revenues more than offsets international decline

C&W Group
•	Half year net cash position of £2,216 million (cash of £3,848 million and debt of £1,632 million)
•	Cash management remains a key priority
•	FRS 11 impairment charge – tangible assets £787 million and intangible assets £2,713 million
•	Proposed interim dividend of 1.6 pence per share – a growth of 6.7 percent over last year.

Graham Wallace, Chief Executive Cable and Wireless plc, said:

“These trading results are in line with our expectations in the September 2002 trading update. In Cable & Wireless Global, despite difficult and very competitive conditions, revenues from our key target market of Enterprise customers have continued to grow. Cable & Wireless Regional performed well, with management’s response to increased competition improving underlying revenues.

We have reviewed the carrying value of our assets under FRS 11 and, as a result of the first half performance for Global and our assumptions for the future, have written them down by £3.5 billion”.

Chief Executive’s statement on results for the half year ended 30 September 2002

Cable & Wireless Global
Cable & Wireless Global’s trading environment has deteriorated in certain sectors in the last six months. In particular we continue to see downward pricing pressure in the IP transit market and volatility in carrier sector demand. Revenue from Enterprise customers, however, increased by 12 percent over the last 12 months.

No capacity sales were made in the six months to 30 September 2002.

In May 2002 Cable & Wireless announced its intention to restructure the C&W Global business in the US and in September 2002 announced the disposal of the retail voice and data customer bases respectively. These businesses have now been classified as discontinued and the results are excluded from the balance of this commentary.

Cable & Wireless Global revenue declined 5 percent compared with the second half of last year. Enterprise revenues increased by 7 percent compared to the second half of last year, reflecting healthy demand for our advanced corporate services and products – in particular our ability to converge voice and data networks over a single IP infrastructure. Service Providers revenues declined 10 percent, reflecting pricing pressures and the financial distress of our carrier customers and resultant decrease in demand for network capacity. Business revenues fell by 23 percent due not only to continued pricing pressure, but also to a full six months impact of the management decision taken last year to focus on high margin services with strong growth potential.

Hosting revenue increased by £87 million (66 percent). The result includes six months revenue from the Exodus business, compared to two months in the prior period. However the revenue base was affected by high churn at the start of the period. This has now reduced substantially.

Cable & Wireless Global gross margin increased to 49 percent in the period. These gross margins reflect a full six months consolidation of the Exodus hosting business and management activities to reduce lower margin revenues offsetting price pressure on margins.

Cable & Wireless Global operating costs, before exceptional items, were £813 million for the six months to 30 September 2002.

Cable & Wireless Global capital expenditure has been tightly controlled at £275 million for the first half and capital expenditure is forecast to be below £450 million for the full year.

In light of the continuing decline in Cable & Wireless Global’s trading environment since March, and having announced our intention to undertake a review of that business, the balance sheet values of Cable & Wireless Global’s tangible and intangible assets have been reviewed. As a result, fixed assets have been written down by £787 million and the remainder of the goodwill of £2,713 million has been written off. This goodwill written off largely related to the UK business acquired as part of the Cable & Wireless Communications restructuring in May 2000.

The write down has been determined in accordance with the requirements of FRS 11.

Cable & Wireless Regional
Cable & Wireless Regional performed well, with revenue growth of 6 percent over the first half of last year on a constant currency basis. The exchange effect of the US dollar reduced reported revenue growth to 1 percent. While international voice revenues have declined due to negotiated tariff reductions, rebalancing of national tariffs and strong mobile growth have resulted in underlying revenue growth.

Cable & Wireless Regional EBITDA margin is 41 percent. Gross margins were impacted by international tariff declines, however this was offset in part by a reduction in operating costs, as a result of headcount reductions in Panama and the Caribbean.

Cable & Wireless Group
Management remains focused on cash control, both to achieve our free cash flow positive target in the fourth quarter of 2003/04 for Cable & Wireless Global and to maintain our strong Group net cash position as a source of competitive advantage with our corporate customers. At 30 September 2002 the Group’s net cash balance was £2,216 million (gross cash of £3,848 million and gross debt of £1,632 million).

Dividends and capital structure
After taking into consideration the current structure of the Group, and the distinct financial characteristics of its two divisions, the Directors have declared an interim dividend of 1.6 pence per ordinary share. This equates to a growth of 6.7 percent on the interim dividend per share for the previous year and will cost £38 million.

Guidance for the second half of 2002/03
Market conditions in the sector remain difficultand there continues to be an unusual degree of uncertainty in sector demand forecast. These factors, combined with the implementation of our Global review, result in limited guidance being given.

We expect Cable & Wireless Regional 2002/03 full year revenue to grow between zero and five percent (on a constant currency basis), and full year EBITDA margins to continue to be above 40 percent.

As announced in the trading update issued on 18 September 2002 Cable & Wireless Global’s capital expenditure will be reduced by at least £200m to below £450 million for the 2002/03 full year. We expect Cable & Wireless Regional’s capital expenditure for the full year to be less than £300 million.

Based on the successful implementation of the restructuring announced today, Cable & Wireless Global is expected to become free cashflow positive by the fourth quarter of 2003/04.

FINANCIAL AND OPERATIONS REVIEW

CABLE & WIRELESS GROUP

Profit and loss
Revenue	H1 01/02 £m	H1 02/03 £m	Growth %
Cable & Wireless Global – Capacity sales	129	—
Cable & Wireless Global – Excluding capacity sales	1,603	1,536	(4)

Cable & Wireless Global	1,732	1,536	(11)
Cable & Wireless Regional	717	723	1
Intra group eliminations	(59)	(14)

Continuing businesses	2,390	2,245	(6)
Discontinued businesses and other disposals *	922	113

Group Revenue	3,312	2,358

EBITDA & profit/(loss) before tax	H1 01/02 £m	H1 02/03 £m	Growth %
Cable & Wireless Global	145	(58)	—
Cable & Wireless Regional	310	298	(4)
Corporate charges	(17)	(13)	(24)

Continuing businesses	438	227	(48)
Discontinued businesses and other disposals *	70	(55)

EBITDA before exceptional operating costs	508	172
Depreciation	(577)	(399)
Associates and joint ventures	78	44

Total operating profit/(loss) before exceptionals and amortisation	9	(183)
Interest and one-off items	74	76

Profit/(loss) before tax, exceptionals and goodwill amortisation	83	(107)
Exceptional items	(99)	(4,195)
Goodwill amortisation	(275)	(127)

Loss before tax	(291)	(4,429)

*Discontinued businesses in H1 02/03 relate to the US retail voice and data business and in H1 01/02 also include Optus and Mitratel.

Attributable Loss
	H1 01/02	H1 02/03

	Reported £m	Underlying result £m	Goodwill amortisation £m	Exceptional items £m	Reported £m
Loss before tax	(291)	(107)	(127)	(4,195)	(4,429)
Tax	(214)	(56)	—	2	(54)

Loss after tax	(505)	(163)	(127)	(4,193)	(4,483)
Minority interest	(62)	(55)	—	3	(52)

Attributable Loss	(567)	(218)	(127)	(4,190)	(4,535)

Loss per share (pence)	(20.3)	(9.3)	(5.4)	(179.8)	(194.5)

Exceptional Items
Exceptional items include £320 million for the restructuring of the US retail voice and data business and a charge of £218 million principally to mark to market the value of our investment in PCCW at the period end. Other exceptional costs relate to asset write-offs in respect of distressed carriers of £59m, integration costs of the business activities of Digital Island and Exodus of £42m, redundancy costs of £10m and £46m of onerous contracts.

In light of the continuing decline in Cable & Wireless Global’s trading environment since March, and having announced a review of that business, the balance sheet values of Cable & Wireless Global’s tangible and intangible assets have been reviewed. As a result, fixed assets have been written down by £787 million and the remainder of the goodwill of £2,713 million written off.

The write down has been determined in accordance with the requirements of FRS 11 which involve, amongst other factors, assuming a growth rate after five years that is restricted to the long term average growth rates of the countries in which we operate, of approximately 2.5 percent.

Cash flow
	H1 01/02	H2 01/02	H1 02/03
	£m	£m	£m
EBITDA before exceptional items	508	314	172
Exceptional cash items	(141)	(197)	(92)
Working Capital (incl. capex working capital movement)	(241)	550	(73)
Capital additions (excl. capex working capital movement.)	(1,445)	(784)	(354)

Operating Cashflow	(1,319)	(117)	(347)
Tax, interest & other	(145)	(196)	19
Acquisitions/Disposals	3,421	(337)	(4)
Share buy-back & dividends	(321)	(1,453)	(81)

Movement in net cash balances	1,636	(2,103)	(413)
Net cash brought forward	3,096	4,732	2,629

Total net cash	4,732	2,629	2,216

Operating cash flow in the period has improved significantly compared to the first half of last year.

Capital expenditure for the period to 30 September 2002 was £354 million, a fall of 76 percent compared to the first half of last year. This comprised £275 million in Cable & Wireless Global and £79 million in Cable & Wireless Regional.

The final dividend for the year ended 31 March 2002 of £81 million was paid during the period.

At 30 September 2002 the Group net cash balance was £2,216 million, compared to £4,732 million at 30 September 2001 and £2,629 million at 31 March 2002. The net cash balance at 30 September 2002 comprised £3,848 million of cash (including treasury instruments held as current investments of £11 million) and £1,632 million of debt.

Pensions
The triennial actuarial valuation of the principal United Kingdom defined benefit pension scheme is in the process of being finalised, valuing the fund as at 31 March 2002. The valuation indicates a total deficit of £47 million, which the Company will fund this financial year. It should be noted that this scheme closed to new members in 1999.

The Company continues to account for pension costs in accordance with SSAP24 and is not required to update the supplementary FRS17 disclosures provided at the year end for the interim statement. However, recognising that this is an area of considerable market interest, a preliminary estimate has been made, which indicates a potential deficit under FRS17 at 30 September 2002 for the principal UK scheme in the region of £375 million to £400 million.

CABLE & WIRELESS GLOBAL

Cable & Wireless Global delivers voice, data and IP solutions to corporate customers in the four key markets of UK, US, Continental Europe, and Japan/Asia.

Revenue

The table below shows revenue by channel, product and geography for the six month period to 30 September 2002. No capacity sales were made in the period. Growth rates are compared to the second half of last year.

Sales to global customers are managed in a global lead account basis and are allocated to the relevant geography.

Revenue	Enterprise £m	SP £m	Business £m	Hosting £m	H1 02/03 £m	H2 01/02 £m	Growth %

UK	234	373	262	24	893	1,004	(11)
US	28	73	32	169	302	291	4
Europe	6	121	29	7	163	144	13
Japan & Asia	22	50	88	18	178	185	(4)

Total Continuing Businesses	290	617	411	218	1,536	1,624	(5)
Growth %	7	(10)	(23)	66	(5)
Discontinued Businesses	8	10	95	—	113	131	(14)

Total Global (excl. capacity sales)	298	627	506	218	1,649	1,755	(6)

Growth %	3	(10)	(21)	66	(6)

Revenue	Enterprise £m	SP £m	Business £m	Hosting £m	H1 02/03 £m	H2 01/02 £m	Growth %

IP	27	92	60	218	397	392	1
Data	134	73	145	—	352	382	(8)
Voice	129	452	206	—	787	850	(7)

Total Continuing Businesses	290	617	411	218	1,536	1,624	(5)
Growth %	7	(10)	(23)	66	(5)

Discontinued Businesses	8	10	95	—	113	131	(14)

Total Global (excl. capacity sales)	298	627	506	218	1,649	1,755	(6)

Growth %	3	(10)	(21)	66	(6)

Capacity sales
There were no capacity sales for the six months ended 30 September 2002, compared to £78m for the six months ended 31 March 2002.

Enterprise
Continuing Enterprise revenues have increased by 7 percent compared to the second half of last year. Growth was driven predominantly by UK IP and data services. Revenues in Japan and the US remained broadly flat, with a decline in Europe.

Data revenue represents 46 percent of continuing Enterprise revenues and showed double-digit growth in the UK, Japan and the US. Data revenues have benefited both from new national and multinational customer wins. Such wins include UBS Warburg where Cable & Wireless supplies global managed data services, and EGG.COM where Cable & Wireless supplies national data network services. Growth has been underpinned by revenue arising on contracts secured in the second half of last year with CGNU and H.J. Heinz.

Service Providers
Continuing Service Providers revenue has fallen by 10 percent compared to the second half of last year primarily due to a decline in IP sales across the UK, US and Japan and a decline in voice revenues in the UK. These declines have been partially offset by growth in data and a continued strong performance across all products in our European business.

Revenue from IP products declined against the second half of last year, due to intense downward pricing pressure, increased financial distress amongst other carriers and a policy of deliberate withdrawal from unprofitable business.

Voice revenue declined 6 percent against the second half of last year, primarily due to UK customers who have migrated traffic to their own infrastructure. A strong performance in mobile services in Europe partially offset declines in the UK. Overall the European Service Provider Business continues to demonstrate strong growth; sales increased by 26 percent in the period with growth across all products.

Business
Continuing Business revenues have declined by 23 percent compared to the second half of last year. Combined US and UK Business revenues have fallen by 31 percent. All services showed a decline reflecting a full six month impact of prior year management action to focus on products offering the highest margins and greatest prospects for growth, together with continued downward pricing pressures. After removal of unprofitable voice and data Business customers UK revenues have stabilised and customer numbers are beginning to grow. Combined Business revenues in Japan and Europe increased by 5 percent driven by IP and voice products.

Hosting
Continuing hosting revenues have increased 66 percent compared to the second half of last year. The increase in revenue represents a full six-month contribution from Exodus compared to two months in the prior period. Revenue was affected by high customer churn at the start of the period, which has since been reduced substantially and revenue stabilised. The acquired businesses have now been substantially integrated into Cable & Wireless Global operations.

Gross Margin
Gross Margin	H1 02/03		H2 01/02		H1 01/02
	£m	%	£m	%	£m	%
UK	394	44	435	43	452	44
US	203	67	145	50	81	34
Europe	56	34	54	38	50	34
Japan & Asia	102	57	122	66	85	47

Total Continuing Businesses	755	49	756	47	668	42
Discontinued Businesses	23	20	25	19	11	7

Total Global (excluding capacity sales)	778	47	781	45	679	39

Gross Margin	H1 02/03		H2 01/02		H1 01/02
	£m	%	£m	%	£m	%
Enterprise	146	50	123	46	101	39
Service Providers	204	33	248	36	287	39
Business	211	51	282	53	244	43
Hosting	194	89	103	79	36	100

Total Continuing Businesses	755	49	756	47	668	42
Discontinued Businesses	23	20	25	19	11	7

Total Global (excluding capacity sales)	778	47	781	45	679	39

Gross margin is calculated as revenue less payments to other operators to deliver the product or service. Continuing gross margin of 49 percent was achieved in the period, supporting the positive trend and reflecting the inclusion of the Exodus business for a full six months.

Enterprise
Continuing Enterprise gross margin was 50 percent, up from 46 percent in the second half of last year. Gross margin has improved through growth in higher margin data services and voice products, in particular managed services, as well as maintenance of per unit pricing.

Service Providers
Gross margin within continuing Service Providers was 33 percent, down from 36 percent in the second half of last year. Gross margins have been impacted by intense pricing pressure on US and Japanese IP sales. This was offset to some degree in the UK, where gross margins improved as a result of elimination of lower margin business.

Business
Gross margin within continuing Business was 51 percent, down from 53 percent in the second half last year, as a result of higher margin customer churn due to pricing pressure. Gross margin has stabilised supported by growth in high margin managed bandwidth services within the largest SMEs.

Hosting
Hosting gross margin has increased to 89 percent, up from 79 percent in the second half of last year. The increase is principally due an improvement in the margin mix by inclusion of a full six months of the Exodus hosting business.

Channel Margin (including hosting)
Channel Margin	H1 02/03		H2 01/02		H1 01/02
	£m	%	£m	%	£m	%
UK	285	32	326	32	351	34
US	143	47	83	29	5	2
Europe	41	25	26	18	23	16
Japan & Asia	55	31	80	43	51	28

Total Continuing Businesses	524	34	515	32	430	27
Discontinued Businesses	6	5	(8)	(6)	(18)	(12)

Total Global (excluding capacity sales)	530	32	507	29	412	24

Channel Margin	H1 02/03		H2 01/02		H1 01/02
	£m	%	£m	%	£m	%
Enterprise	107	37	77	29	46	18
Service Providers	173	28	204	30	233	31
Business	111	27	158	29	129	23
Hosting	133	61	76	58	22	61

Total Continuing Businesses	524	34	515	32	430	27
Discontinued Businesses	6	5	(8)	(6)	(18)	(12)

Total Global (excluding capacity sales)	530	32	507	29	412	24

Channel margin represents contribution after charging for direct costs directly attributable to the customer. Continuing channel margin is 34 percent, up from 32 percent in the second half of last year. This is due to improvements in Enterprise and the inclusion of a full six months of Exodus hosting channel margin.

EBITDA Continuing Businesses

	H1 02/03		H2 01/02		H1 01/02
	£m	%	£m	%	£m	%
Continuing Businesses
Gross Margin excluding capacity sales	755	49	756	47	668	42
Direct staff costs	(146)		(148)		(180)
Direct other operating costs	(85)		(93)		(58)

Channel Margin excluding capacity sales	524	34	515	32	430	27
Indirect staff costs	(199)		(118)		(124)
Indirect other operating costs	(383)		(289)		(253)

Total Global EBITDA (excl. capacity sales)	(58)	(4)	108	7	53	3
Capacity sales margin	—		33		92

Total Global EBITDA (incl. capacity sales)	(58)	(4)	141	8	145	8

	H1 02/03		H2 01/02		H1 01/02
	£m	%	£m	%	£m	%
Continuing Businesses
Gross Margin excluding capacity sales	755	49	756	47	668	42
Gross Margin - capacity sales	—		33		92
Staff Costs	(345)		(266)		(304)
Property	(117)		(99)		(77)
Technical costs	(209)		(227)		(258)
Other operating costs	(142)		(56)		24

Total Global EBITDA	(58)	(4)	141	8	145	8

EBITDA margin for continuing businesses was negative 4 percent for the six months to 30 September 2002, down from 7 percent in the second half of last year. The half-year to 30 September 2002 includes a full six months impact of the acquired Exodus hosting business.

Cable & Wireless Global headcount declined from 13,000 at 31 March 2002 to 12,500 at 30 September 2002.

CABLE & WIRELESS REGIONAL

Introduction
Cable & Wireless Regional provides some or all of the domestic, international, fixed line and mobile telecommunications in 33 territories throughout the Caribbean, Middle East and Asia Pacific regions, with Jamaica, Panama, Macau and Barbados being the major sources of revenue.

Many of the markets in which Cable & Wireless Regional operates are in transition from long-standing monopoly environments to competitive markets. With the global trend towards liberalisation of telecommunication markets, Cable & Wireless Regional is actively engaged with host governments who wish to reach agreement to end exclusive licences and provide for an orderly transition into a fully competitive environment. The discussions involve negotiating fair regulatory arrangements to provide for equal treatment and opportunity during the transitional period.

In the Caribbean Cable & Wireless Regional operates in 15 English speaking territories, with the largest businesses being in Jamaica, Barbados and Cayman. The phased liberalisation process completes in Jamaica in March 2003 and continues in Barbados and several other Caribbean territories.

Cable & Wireless Panama, S.A. has an exclusive licence to offer certain defined basic local, national, long distance and international voice telephony services. The licence is exclusive until 31 December 2002, and will continue thereafter without exclusivity. Mobile, internet and data sectors are already liberalised.

CT Macau has exclusive rights until 2011 to operate fixed local and international telecommunications services, within and from Macau. The mobile local and international market has been liberalised and two competitors launched services in August 2001. The internet market is also open to competition.

On 30 May 2002, Cable & Wireless Regional purchased Guernsey Telecoms Limited from the States of Guernsey for cash consideration of £22.5 million, of which £10 million has been deferred and will be paid in equal instalments on the first and second anniversaries of completion. The results of Guernsey Telecoms have been consolidated from 30 May 2002. On 30 September 2002 the business was rebranded as Cable & Wireless Guernsey.

Revenue
	Caribbean £m	Panama £m	AIO* £m	Macau £m	Guernsey £m	H1 02/03 £m	H1 01/02 £m	Growth %	Growth (constant currency)
									%
International	145	23	43	18	2	231	263	(12)	(7)
Domestic	122	84	15	10	4	235	217	8	15
Mobile	71	16	19	31	4	141	117	21	28
IP & Data	42	11	7	11	2	73	70	4	10
Other	26	6	3	7	1	43	50	(14)	(15)

Continuing Businesses	406	140	87	77	13	723	717	1	6
Growth %	—	(8)	2	3		1
Disposals						—	8

Total Regional	406	140	87	77	13	723	725	—	5

* AIO = Atlantic and Indian Ocean

Ongoing Cable & Wireless Regional revenue increased 1 percent to £723 million compared to the first half of last year. Constant currency revenue growth was 6 percent (an increase of 5 percent after adjusting for acquisitions and disposals). This growth reflects the continuing success of the business in rebalancing away from international and towards domestic revenue, supported by growth in the mobile and IP and data markets, and the development of new businesses. This growth has been achieved despite the strains many economies are facing and, in particular, the impact of world events on tourism.

As an expected consequence of the rebalancing programme, international revenue fell 7 percent. The reductions in international tariffs were offset in part by a 21 percent increase in the number of international minutes.

International revenue represented 32 percent of total continuing revenue, down from 37 percent during the prior year period.

Domestic revenue grew 15 percent as a result of the rebalancing programme, growth in fixed to mobile calls and the Guernsey acquisition. The overall number of fixed lines in service grew marginally to 1,550,000 lines. This reflects the acquisition of 46,000 fixed lines in Guernsey, partly offset by the substitution of mobile services for fixed in some of the Caribbean operations.

Following the continued introduction of competition in Jamaica and Macau, Cable & Wireless Regional mobile revenue grew 28 percent over the first half of last year. Cable & Wireless Regional now has approximately 1.2 million mobile subscribers, an overall increase of 42 percent since 30 September 2001. Mobile revenues represent 20 percent of ongoing Cable & Wireless Regional revenue up from 16 percent in the six months to 30 September 2001.

IP and data revenue grew 10 percent compared to the first half of last year, as revenue from internet broadband and leased circuits increased.

	H1 02/03	H1 01/02	Growth	Growth (constant currency)
	£m	£m	%	%

Gross Margin	543	555	(2)	3
Gross Margin %	75	77
Operating Costs	(245)	(245)	—	5

EBITDA	298	310	(4)	2
EBITDA margin %	41	43
Disposals	—	2

Total Regional EBITDA	298	312	(4)	1

Gross Margin
Cable & Wireless Regional gross margin percentage declined two percentage points to 75 percent over the same period last year, principally driven by Jamaica and Macau where the fastest growing revenue products and services, including mobile and some data services, have led to lower gross margins.

Operating Costs and EBITDA
Total ongoing operating costs for the period were stable at £245 million, including £6 million in respect of Guernsey, compared to the same period last year. The stability of operating costs has been achieved despite inflation in some territories, increased insurance costs and the expansion of mobile networks. Cost savings have been achieved in staff costs following the restructuring last year and initiatives in a number of areas, including central purchasing and the virtual classroom for staff training.

EBITDA margin as a percentage of revenue fell two percentage points to 41 percent compared to the first half last year, reflecting the offset between reduced gross margins and operating cost savings.

Joint Ventures and Associates
Cable & Wireless Regional has equity holdings giving it significant influence in the operations and management of a number of telecom operators worldwide. These are accounted for as Joint Ventures and Associates.

	Cable & Wireless Share of PBT

	H1 02/03	H1 01/02	Growth
	£m	£m	%
Continuing Joint Ventures and Associates

TSTT (Trinidad and Tobago)	16	15	7
Batelco (Bahrain)	14	10	40
MobileOne (Singapore)	9	8	13
Other	2	6	—

Total	41	39	5

Group profit and loss account

					for the 6 months ended 30 September
					2002					2001

for the year ended 31 March 2002			Continuing Operations		Total		Continuing Operations		Discontinued Operations	Total

			Ongoing	To be Discontinued			Ongoing	To be Discontinued
£m			£m	£m	£m		£m	£m	£m	£m
6,261		Turnover of the Group including its share of joint ventures and associates	2,393	113	2,506		2,535	150	833	3,518
(285)		Share of turnover of – joint ventures	(116)	—	(116)		(105)	—	(69)	(174)
(65)		– associates	(32)	—	(32)		(32)	—	—	(32)

5,911		Group turnover	2,245	113	2,358		2,398	150	764	3,312
(5,089)		Operating costs before depreciation, amortisation and exceptional items	(2,018)	(168)	(2,186)		(1,958)	(279)	(567)	(2,804)
(338)		Exceptional operating costs	(95)	(226)	(321)		(135)	—	(6)	(141)
484		EBITDA	132	(281)	(149)		305	(129)	191	367
(1,084)		Depreciation before exceptional items	(389)	(10)	(399)		(417)	(21)	(139)	(577)
(2,014)		Exceptional depreciation	(849)	(94)	(943)		(129)	—	—	(129)
(562)		Amortisation of goodwill before exceptional items	(127)	—	(127)		(175)	(99)	(1)	(275)
(2,007)		Exceptional amortisation	(2,713)	—	(2,713)		—	—	—	—

(11,094)		Total operating costs	(6,191)	(498)	(6,689)		(2,814)	(399)	(713)	(3,926)

(5,183)		Group operating (loss)/profit	(3,946)	(385)	(4,331)		(416)	(249)	51	(614)
95		Share of operating profits in joint ventures	30	—	30		24	—	44	68
20		Share of operating profits in associates	14	—	14		10	—	—	10

(5,068)		Total operating loss	(3,902)	(385)	(4,287)		(382)	(249)	95	(536)
1,046		Exceptional profits less (losses) on sale and termination of operations	—	—	—		—	—	1,010	1,010
(7)		Profits less (losses) on disposal of fixed assets	—	—	—		(2)	—	—	(2)
(904)		Exceptional write down of investments	(218)	—	(218)		(839)	—	—	(839)

(4,933)		(Loss)/profit on ordinary activities before interest	(4,120)	(385)	(4,505)		(1,223)	(249)	1,105	(367)
		Net interest and other similar income/(charges)
227		– Group			78					89
(12)		– joint ventures and associates			(2)					(13)
215		Total net interest and other similar income/(charges)			76					76

(4,718)		Loss on ordinary activities before taxation			(4,429)					(291)
(311)		Tax on loss on ordinary activities			(54)					(214)

(5,029)		Loss on ordinary activities after taxation			(4,483)					(505)
(94)		Equity minority interests			(52)					(62)

(5,123)		Loss for the financial period			(4,535)					(567)
(40)		Dividend – interim (proposed)			(38)					(42)
(304)		– special interim			—					(322)
(83)		– final			—					—

(5,550)		Loss for the period retained			(4,573)					(931)

(187.4	)p	Basic loss per Ordinary Share			(194.5	)p				(20.3	)p
(5.7	)p	Basic loss per Ordinary Share before exceptional items and goodwill amortisation			(9.3	)p				(1.1	)p
(187.4	)p	Diluted loss per Ordinary Share			(194.5	)p				(20.3	)p
16.5	p	Dividends per share			1.6	p				13.0	p

Operations to be discontinued for the 6 months ended 30 September 2002 relate to the US retail voice and data business.

Group balance sheet

			30 September

31 March 2002			2002	2001
£m			£m	£m
		Fixed assets
2,900		Intangible assets	—	4,905
4,697		Tangible assets	3,451	6,085

9		Loans to joint ventures and associates	1	11
330		Interest in net assets of joint ventures	184	311
78		Investments in associates	89	80
209		Other investments	234	115

626		Total fixed asset investments	508	517

8,223			3,959	11,507

		Current assets
83		Stocks	65	164
1,155		Current asset investments	310	2,244
2,404	Debtors	– due within one year	1,954	1,928
164		– due after more than one year	129	131
4,063		Short term deposits	3,677	5,781
216		Cash at bank and in hand	160	208

8,085			6,295	10,456
4,016		Creditors: amounts falling due within one year	3,610	3,886

4,069		Net current assets	2,685	6,570

12,292		Total assets less current liabilities	6,644	18,077

2,031		Creditors: amounts falling due after more than one year	1,043	2,268
838		Provisions for liabilities and charges	1,022	758

9,423		Net assets	4,579	15,051

		Capital and reserves
595		Called up share capital	595	700
1,745		Share premium account	1,745	4,872
105		Capital redemption reserve	105	—
6,579		Profit and loss account	1,743	9,084

9,024		Equity shareholders’ funds	4,188	14,656
399		Equity minority interests	391	395

9,423			4,579	15,051

Group cash flow statement

for the year ended 31 March 2002		for the 6 months ended 30 September
		2002	2001
£m		£m	£m

119	Net cash inflow/(outflow) from operating activities	103	(97)

11	Dividends from joint ventures	7	6
15	Dividends from associates	—	—

26		7	6
	Returns on investments and servicing of finance
383	Interest and similar income received	124	180
(238)	Interest paid	(45)	(154)
(5)	Net interest element of finance lease rentals paid	(1)	(5)
(61)	Dividends paid to minorities	(22)	(23)
54	Dividends received from preference shares	—	28

133		56	26

(139)	Taxation	(30)	(100)

	Capital expenditure and financial investment
(1,893)	Purchase of tangible fixed assets	(450)	(1,293)
21	Sale of tangible fixed assets	3	5
(608)	Purchase of current asset investments	(3)	(608)
—	Sale of current asset investments	600	—
(121)	Purchase of investments	(38)	(18)
900	Sale of investments	—	98
2	Loans to joint ventures and associates	10	(9)

(1,699)		122	(1,825)
	Acquisitions and disposals
2,372	Receipts from sale of subsidiary undertakings	10	2,171
(478)	Purchase of selected assets and business activities of Exodus	—	—
(49)	Purchase of shareholdings in subsidiary undertakings (net of cash received)	2	(32)
—	Receipts from sale of investments in joint ventures and associates	10	—

1,845		22	2,139

(669)	Equity dividends paid to shareholders	(81)	(323)

	Management of liquid resources
2,586	Movement in short term investments and fixed deposits (net)	(1,268)	(1,212)

	Financing
(1,107)	Purchase of own shares	—	—
2	Issue of Ordinary Share capital	—	2
(15)	Capital element of finance lease rental repayments	(12)	(5)
1,338	Other long term debt issued	17	1,338
(785)	Long term debt repaid	(613)	(362)

(567)		(608)	973

1,635	(Decrease)/increase in cash in the period	(1,677)	(413)

Reconciliation of operating loss to net cash inflow from operating activities

		for the 6 months ended 30 September
for the year ended 31 March 2002 £m
		2002 £m	2001 £m
(5,183)	Operating loss	(4,331)	(614)
	Add back non-cash items:
1,646	Depreciation and amortisation	526	852
4,021	Exceptional non-cash items	3,941	270
186	Other non-cash items	58	28
(17)	Decrease/(increase) in stocks	19	(36)
(211)	Decrease/(increase) in debtors	459	(417)
(123)	Decrease in creditors	(513)	(86)
(133)	Fundamental reorganisation costs	—	(77)
(67)	Net cash outflow in respect of provisions	(56)	(17)

119	Net cash inflow/(outflow) from operating activities	103	(97)

Reconciliation of net cash flow to movement in net funds

		for the 6 months ended 30 September
for the year ended 31 March 2002
		2002	2001
£m		£m	£m
1,635	(Decrease)/increase in cash in the period	(1,677)	(413)
(538)	Cash outflow/(inflow) resulting from decrease/(increase) in debt and lease financing	608	(973)
(2,586)	Cash outflow/(inflow) resulting from decrease/(increase) in liquid resources	1,268	1,212

(1,489)	Changes in net funds resulting from cash flows	199	(174)
1,239	Borrowings of businesses acquired and disposed	—	1,282
(22)	Translation and other differences	(14)	(77)

(272)	Movement in net funds in the period	185	1,031
2,292	Net funds at beginning of period	2,020	2,292

2,020	Net funds at end of period	2,205	3,323

Analysis of changes in net funds

	At 1 April 2002	Cash flow	Exchange movements	At 30 September 2002
	£m	£m	£m	£m
Cash at bank and in hand	216	(45)	(11)	160
Short term deposits repayable on demand	2,240	(1,639)	(4)	597
Bank overdrafts	(11)	7	1	(3)

	2,445	(1,677)	(14)	754
Liquid resources	1,823	1,268	(11)	3,080
Debt due within 1 year	(226)	(372)	3	(595)
Debt due after 1 year	(2,022)	980	8	(1,034)

Total debt	(2,248)	608	11	(1,629)

Total net funds	2,020	199	(14)	2,205

Consolidated statement of total recognised gains and losses

for the year ended		for the 6 months ended 30 September
31 March 2002		2002	2001
£m		£m	£m
(5,123)	Loss for the period	(4,535)	(567)
20	Currency translation differences on foreign currency net investments and related borrowings	(263)	(73)
(3)	Tax charge on translation differences taken to reserves	—	(4)

(5,106)	Total losses relating to the period	(4,798)	(644)
(128)	Prior year adjustment in previous year – change in accounting policy for deferred tax	—	(128)

(5,234)	Total losses recognised since last annual report	(4,798)	(772)

Reconciliation of movements in consolidated equity shareholders’ funds

for the year ended			for the 6 months ended 30 September

31 March 2002			2002	2001
£m			£m	£m
(5,123)		Loss for the period	(4,535)	(567)
(40)	Dividends	– interim (proposed)	(38)	(42)
(304)		– special interim	—	(322)
(83)		– final	—	—

(5,550)		Loss for the period carried forward	(4,573)	(931)
17		Other recognised gains and losses relating to the period	(263)	(77)
(1,107)		Purchase of own shares	—	—
2		New share capital issued	—	2
410		Goodwill written back	—	410

(6,228)		Net decrease in shareholders’ funds	(4,836)	(596)
15,252		Opening equity shareholders’ funds (prior year restated)*	9,024	15,252

9,024		Closing equity shareholders’ funds	4,188	14,656

* Opening equity shareholders’ funds were originally £15,380m at 31 March 2001 before deducting a prior year adjustment of £128m relating to the change in accounting policy for deferred tax.

Notes

1.	The interim financial statements are prepared in accordance with applicable accounting standards. The policies applied are those set out in the Annual Report and Accounts for the year ended 31 March 2002.

2.	The interim financial statements are unaudited and do not constitute statutory accounts but have been reviewed by the auditors whose report is given on page 25. The interim financial statements for the six months ended 30 September 2002 were approved by the Directors on 12 November 2002.

3.	The Group profit and loss account, Group balance sheet and Group cash flow statement for the year ended 31 March 2002 are an extract from the statutory accounts for the year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

4.	The Directors have declared an interim dividend of 1.6 pence (2001 – 1.5 pence) per Ordinary Share and a special dividend of nil pence (2001 – 11.5 pence) per Ordinary Share.

The dividends will be paid on 3 March 2003 to shareholders on the register at 31 January 2003. The declared dividends will be payable in cash on 13 March 2003 to American Depositary Receipt (ADR) holders who are registered with Citibank, N.A. as of 31 January 2003. A Dividend Reinvestment Plan will be offered in respect of the interim dividend. The deadline for receipt of the mandate elections for the dividend reinvestment plan is 10 February 2003.

An International Direct Investment Programme administered by Citibank NA is now available for the Company’s ADR holders. The programme enables ADR holders to purchase additional American Depositary Shares, re-invest dividends, deposit certificates for safekeeping and sell ADSs in an efficient manner. Details of the programme can be obtained from Citibank by calling 800 808 8010 or from their website (www.citibank.com/adr).

5.	If you have any enquiries as a UK shareholder, please call the Company Secretary on 020 7315 4662. Additional information and specific enquiries concerning Cable & Wireless ADRs should be addressed to Citibank N.A., 111 Wall Street, New York, NY 10043, USA telephone: 1-800-422-2066.

Segmental analysis of turnover

For the year ended		for the 6 months ended 30 September
31 March 2002		2002	2001
£m		£m	£m
	C&W Global
535	US	302	242
2,229	UK	893	1,148
305	Europe	163	154
365	Japan	178	188
3,434		1,536	1,732
	C&W Regional
1,150	Caribbean (including Panama)	548	559
156	Asia	80	83
160	Rest of World	95	83
1,466		723	725

(34)	Inter-regional turnover	(14)	(59)

4,866	Continuing operations	2,245	2,398
281	Operations to be discontinued	113	150
764	Discontinued operations	—	764

5,911		2,358	3,312

Included within the above is turnover in respect of capacity sales of £nil (30 September 2001 – £150m, 31 March 2002 – £229m).

The segmental categories for C&W Global turnover have been amended to reflect its new sales and marketing organisation structure. The comparative figures have been amended accordingly.

Segmental analysis of operating (loss)/profit before interest and taxation

		for the 6 months ended 30 September 2002

	Operating (loss)/profit before exceptional items and amortisation of goodwill	Exceptional items and amortisation of goodwill	Operating (loss)/profit after exceptional items and amortisation of goodwill	Non operating items	2002
	£m	£m	£m	£m	£m
C&W Global	(363)	(3,773)	(4,136)	(7)	(4,143)
C&W Regional	215	(11)	204	—	204
Other	(14)	—	(14)	(211)	(225)
Operations to be discontinued	(65)	(320)	(385)	—	(385)
Joint ventures and associates	44	—	44	—	44

	(183)	(4,104)	(4,287)	(218)	(4,505)

Segmental analysis of operating (loss)/profit before interest and taxation (continued)

		for the 6 months ended 30 September 2001

	Operating profit/(loss) before exceptional items and amortisation of goodwill	Exceptional items and amortisation of goodwill	Operating (loss)/profit after exceptional items and amortisation of goodwill	Non operating items	2002
	£m	£m	£m	£m	£m
C&W Global	(179)	(439)	(618)	(3)	(621)
C&W Regional	224	—	224	1	225
Other	(22)	—	(22)	(839)	(861)
Operations to be discontinued	(150)	(99)	(249)	—	(249)
Discontinued operations	102	(7)	95	1,010	1,105
Joint ventures and associates	34	—	34	—	34

	9	(545)	(536)	169	(367)

		for the year ended 31 March 2002

	Operating (loss)/profit before exceptional items and amortisation of goodwill	Exceptional items and amortisation of goodwill	Operating (loss)/profit after exceptional items and amortisation of goodwill	Non operating items	2002
	£m	£m	£m	£m	£m
C&W Global	(450)	(4,422)	(4,872)	(25)	(4,897)
C&W Regional	445	(192)	253	4	257
Other	(52)	—	(52)	(893)	(945)
Operations to be discontinued	(263)	(300)	(563)	—	(563)
Discontinued operations	102	(7)	95	1,049	1,144
Joint ventures and associates	71	—	71	—	71

	(147)	(4,921)	(5,068)	135	(4,933)

Exceptional items

		for the 6 months ended 30 September

	Note	Pre-tax exceptional items £m	Taxation £m	Minority interest £m	2002 £m	Pre-tax exceptional items £m	Taxation £m	Minority interest £m	2001 £m
Operating items
Operating costs	(i), (iv)	(321)	2	3	(316)	(141)	—	3	(138)
Exceptional depreciation	(i), (ii) (iv)	(943)	—	—	(943)	(129)	—	—	(129)
Goodwill impairment charge	(ii)	(2,713)	—	—	(2,713)	—	—	—	—

		(3,977)	2	3	(3,972)	(270)	—	3	(267)
Non operating items
Profits less (losses) on sale and termination of operations	(v)	—	—	—	—	1,010	(211)	8	807
Costs of fundamental reorganisation	(vi)	—	—	—	—	—	37	—	37
Exceptional write down of investments	(iii), (vii)	(218)	—	—	(218)	(839)	—	—	(839)

		(4,195)	2	3	(4,190)	(99)	(174)	11	(262)

6 months ended 30 September 2002

(i)	The Group is in the process of exiting its US retail voice business which was announced on 15 May 2002. The costs associated with this amount to £320m and include exit costs of £200m including announced redundancies and asset write downs of £120m.
Other exceptional costs relate to asset write-offs in respect of distressed carriers of £59m, integration costs of the Digital Island and business activities of Exodus of £42m, redundancy costs of £10m and £46m of provisions in respect of rentals on vacant properties.
(ii)	The Group has carried out a review to determine whether there has been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group’s income generating units have been compared to their recoverable amounts, represented by their value in use to the Group. The write down has been determined in accordance with FRS11 which involves amongst other factors using a growth rate of 2.5% after five years (based on a nominal increase in GDP for the countries in which the Group operates), and a discount rate of 11%. The resulting charge in Cable & Wireless Global is £2,713m in respect of goodwill and £787m in respect of fixed assets.
(iii)	The current asset investments principally relating to Pacific Century CyberWorks Ltd (‘PCCW’) have been written down to market value.

6 months ended 30 September 2001

(iv)	Following a decision to cease offering certain products and the withdrawal from a separately identifiable operation, the related tangible fixed assets were written down to their recoverable amount. Provisions were also been made for the unavoidable costs associated with certain continuing obligations relating to these items.
(v)	Relates to the disposal of the Group’s interest in Cable & Wireless Optus to Singapore Telecommunications Limited (‘SingTel’) on 6 September 2001. The consideration received included shares and bonds issued by SingTel which were converted into cash.
(vi)	Relates to tax effect of costs of fundamental reorganisation.
(vii)	The current asset investments held in ntl Incorporated (‘ntl’), PCCW and CMGI Inc. were written down to market value.

Property and other lease commitments

The Group has previously reported total property and other lease commitments of £897m. In the course of the review of Cable & Wireless Global’s business, a major review of its property portfolio is being conducted. This has identified that total operating lease commitments on all properties are currently estimated to be some £1,800m, of which about half is due after more than five years. Therefore, the Group’s total property and other lease commitments are estimated to be in the region of £2,200m. The Group has provided against approximately £450m of these commitments. This information is provided for disclosure purposes only and has no impact on the reported results of the Group.

Independent review report by KPMG Audit Plc to Cable and Wireless plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2002 which comprises the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the consolidated statement of total recognised gains and losses and the reconciliation of movements in consolidated equity shareholders’ funds and related notes set out on pages 14 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

KPMG Audit Plc
Chartered Accountants
London

12 November 2002

US GAAP

The preceding figures have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in certain material respects from US GAAP. The effects of these differing accounting principles are as follows:

Reconciliation of UK/US GAAP – net loss

for the year ended		for the 6 months ended 30 September
31 March 2002 Restated[1]		2002	2001 Restated [1]
£m		£m	£m
(5,123)	Net loss as reported under UK GAAP	(4,535)	(567)
	US GAAP adjustments:
(242)	Amortisation and impairment of goodwill and other intangible assets	53	(47)
16	Customer acquisition costs	(7)	8
64	Derivative and hedge accounting	(25)	138
(28)	Capitalisation of interest	(7)	30
(27)	Deferred tax – difference in accounting for income tax standards	34	41
(2)	– tax effect of other US GAAP reconciling items	(15)	6
(126)	Marketable securities	5	(92)
(15)	Pension costs	—	5
(77)	Capacity sales	3	(76)
(26)	Stock based compensation	(5)	(28)
(10)	Other	8	(3)
21	Minority interests on reconciling items	(3)	(6)
(3)	Partial depreciation	—	(3)
33	Gain on sale of subsidiary	—	33
(69)	Restructuring costs	—	(69)

(5,614)	Net loss under US GAAP before cumulative effect of change in accounting principle	(4,494)	(630)
8	Cumulative effect of change in accounting principle, net of tax of £2m	—	8

(5,606)	Net loss under US GAAP	(4,494)	(622)

Pence			Pence		Pence
(205.1)p	Loss per share under US GAAP	– Basic	(192.8	)p	(22.2	)p
(205.1)p		– Fully diluted	(192.8	)p	(22.2	)p
(615.3)p	Loss per ADR[2] under US GAAP	– Basic	(578.3	)p	(66.7	)p
(615.3)p		– Fully diluted	(578.3	)p	(66.7	)p

Reconciliation of UK/US GAAP – shareholders’ equity

		30 September
31 March 2002		2002	2001
£m		£m	£m
9,024	Shareholders equity as reported under UK GAAP	4,188	14,656
	US GAAP adjustments:
284	Goodwill and other intangible assets	309	469
(8)	Customer acquisition costs	(14)	(16)
60	Derivative and hedge accounting	35	131
22	Capitalisation of interest	15	106
(58)	Deferred tax – difference in accounting for income tax standards	(24)	(59)
15	– tax effect of other US GAAP reconciling items	(1)	26
(2)	Marketable securities	3	(3)
(36)	Pension costs	(36) [3]	(15)
(123)	ESOP shares	(160)	(35)
83	Proposed dividend	38	364
(259)	Capacity sales	(256)	(264)
(14)	Stock based compensation	(20)	(16)
(15)	Other	(6)	(7)
22	Minority interests on reconciling items	18	(5)

8,995	Shareholders equity under US GAAP	4,089	15,332

[1]	Restated to reflect the adoption of FRS 19 ‘Deferred Tax’ and an adjustment to the gain on sale of subsidiary.
[2]	Computed on the basis that one ADR represents three Ordinary Shares.
[3]	Based on measurements used in the Annual Report and Accounts for the year ended 31 March 2002.